Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	(Successor)		(Predecessor)	(Successor)		(Predecessor)
	For the three months ended September 30			For the nine months ended September 30
	2007		2006	2007		2006
Earnings:
(Loss) Earnings before provisions for income taxes and minority interests	$(40.9)		$(38.7)	$(63.1)		$95.0
Add: Total fixed charges (per below)	62.3		28.4	180.0		58.5
Less: Interest capitalization	1.8		0.4	5.0		1.0

Total earnings (loss) before provision for income taxes and minority interest	19.6		(10.7)	111.9		152.5
Fixed Charges:
Interest expense, including interest capitalized	60.1		27.0	173.8		55.3
Portion of rental expense representative of the interest factor	2.2		1.4	6.2		3.2

Total fixed charges	62.3		28.4	180.0		58.5

Ratio of Earnings to Fixed Charges	(a	)	(a )	(a	)	2.6

(a)	For the three and nine months ended September 30, 2007, earnings were insufficient to cover fixed charges by $42.7 and $68.1, respectively. For the three months ended September 30, 2006, earnings were insufficient to cover fixed charges by $39.1.